Exhibit 99.1

ARC Resources Ltd. Reports Fourth Quarter 2011 Results

CALGARY, Feb. 8, 2012 /CNW/ - (TSX: ARX) ARC Resources Ltd. ("ARC") is pleased to report its fourth quarter operating and financial results. Fourth quarter production was a record 92,021 boe per day and funds from operations were $226.6 million ($0.79 per share).  ARC's 2011 Annual Audited Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2011, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.
	Three Months Ended December 31		Twelve Months Ended December 31
	2011	2010 (1)	2011	2010 (1)
FINANCIAL
(Cdn$ millions, except per share and per boe amounts)
Funds from operations (2)	226.6	180.4	844.3	667.0
Per share (3)	0.79	0.63	2.95	2.53
Net income	(49.0)	(86.9)	287.0	212.2
Per share (3)	(0.17)	(0.31)	1.00	0.80
Operating income (4)	74.7	35.1	293.5	232.6
Per share (3)	0.26	0.12	1.02	0.88
Dividends	86.7	82.8	344.1	313.5
Per share (3)	0.30	0.30	1.20	1.20
Capital expenditures	195.0	159.1	726.0	590.9
Net debt outstanding (5)	909.7	872.7	909.7	872.7
Shares outstanding, diluted	288.3	283.7	286.6	264.2
Shares outstanding, end of period	288.9	284.4	288.9	284.4
OPERATING
Production
Crude oil (bbl/d)	28,470	27,417	27,158	27,341
Condensate (bbl/d)	2,219	2,197	2,052	1,617
Natural gas (mmcf/d)	355.3	311.5	310.6	254.2
Natural gas liquids (bbl/d)	2,114	3,158	2,444	2,628
Total (boe/d) (6)	92,021	84,686	83,416	73,954
Average prices
Crude oil ($/bbl)	92.85	76.08	89.51	73.85
Condensate ($/bbl)	101.13	78.38	96.07	77.40
Natural gas ($/mcf)	3.43	3.83	3.83	4.21
Natural gas liquids ($/bbl)	51.02	39.89	47.53	39.57
Oil equivalent ($/boe)	45.58	42.18	47.15	44.88
Operating netback ($/boe)
Commodity and other sales	45.69	42.26	47.24	44.96
Transportation costs	(1.14)	(1.08)	(1.18)	(1.10)
Royalties	(7.60)	(6.03)	(7.20)	(7.14)
Operating costs	(9.40)	(9.01)	(9.70)	(9.70)
Netback before hedging	27.55	26.14	29.16	27.02
Realized Hedging gain (loss)	2.28	2.50	2.18	2.20
Netback after hedging	29.83	28.64	31.34	29.22
TRADING STATISTICS (7)
High price	26.74	26.05	28.67	26.05
Low price	19.40	20.42	19.40	18.77
Close price	25.10	25.41	25.10	25.41
Average daily volume (thousands)	1,267	1,299	1,251	1,197

(1)
Beginning January 1, 2011, all Canadian publicly accountable enterprises are required to prepare their financial statements using International Financial Reporting Standards ("IFRS").  Amounts have been restated to comply with IFRS.  See Note 23, "Explanation of Transition to International Financial Reporting Standards" in the audited Consolidated Financial Statements for the year ended December 31, 2011 and 2010 for information on ARC's transition to IFRS.

(2)
Funds from operations is not a recognized performance measure under Canadian Generally Accepted Accounting Principles ("GAAP") and does not have a standardized meaning prescribed by GAAP.  See "Non-GAAP Measures" section in the MD&A for the year ended December 31, 2011 and 2010.

(3)	Per share amounts (with the exception of dividends) are based on weighted average shares.
(4)	Operating income is a non-GAAP measure. See "Operating Income" in this news release.
(5)
Net debt is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP.  Net debt is defined as long-term debt plus working capital deficit plus unrealized losses on risk management contracts related to prior production periods.  Working capital deficit is calculated as current liabilities less the current assets as they appear on the Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale, asset retirement obligations contained within liabilities associated with assets held for sale and liabilities associated with exchangeable shares.

(6)
In accordance with NI 51-101, a boe conversion ratio of 6 Mcf : 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

(7)	Trading prices are stated in Canadian dollars and based on intra-day trading.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•
ARC's fourth quarter production was a record 92,021 boe per day, nine per cent higher than the fourth quarter of 2010 and an eight per cent increase relative to the third quarter of 2011. Activity levels ramped up in the second half of 2011 following production downtime and drilling delays attributed to flooding and forest fires in the second quarter of 2011.  ARC's full year 2011 production averaged 83,416 boe per day, a 13 per cent increase from 2010. Full year 2012 production guidance of between 90,000 and 95,000 boe per day remains unchanged.

•
Fourth quarter and full year 2011 commodity sales were up 17 per cent and 18 per cent, respectively, relative to 2010.  Crude oil and liquids sales accounted for 71 per cent and 70 per cent of fourth quarter and full year 2011 commodity sales, respectively. While crude oil and liquids production represented 36 per cent of fourth quarter production, it contributed approximately 71 per cent of sales revenue due to the strength of crude prices relative to natural gas prices.  ARC's diversified production portfolio and an active hedging program served to mitigate the impact of the low natural gas price environment.

•
ARC announced the results of its year end reserves and resources evaluation which reflected considerable growth in reserves and identified the significant resource potential in the northeastern B.C. Montney region ("NE B.C. Montney").  See January 26, 2012 news release "ARC Resources Ltd. announces 18 per cent increase in 2011 year-end reserves and results of updated independent resources evaluation for northeast British Columbia Montney Assets" for additional information.

•	Proved plus probable ("2P") reserves increased 18 per cent to 572 million boe
•	Replaced 385 per cent of 2011 production, adding 117 mmboe of 2P reserves in 2011
•
Finding and Development ("F&D") costs of $5.50 per boe and Finding, Development, and Acquisition ("FD&A") costs of $5.24 per boe for 2P reserves, before consideration of future development capital ("FDC")

•	Recycle ratio of 5.3 times and 5.0 times for the current year and three year average, respectively, for 2P reserves based on 2011 F&D costs excluding FDC
•	Increase in 2P and proved Reserve Life Index ("RLI") to 17 years and 10.7 years, respectively, based on mid-point 2012 production guidance of 92,500 boe per day
•	Identified Economic Contingent Resource ("ECR") best estimate of 4.1 Tcf of natural gas and 101 mmbbls of liquids in excess of 2P reserves on ARC's NE B.C. Montney lands
•
Discovered Petroleum Initially in Place ("DPIIP") increased to 25.5 Tcf (21.2 Tcf at a three per cent porosity cuf-off) and the estimate of Total Petroleum Initially in Place ("TPIIP") was identified to be 50.4 Tcf (39.6 Tcf at a three per cent porosity cut-off) on ARC's NE B.C. Montney lands

•
Fourth quarter funds from operations were $226.6 million ($0.79 per share) up 26 per cent from $180.5 million ($0.64 per share) in the fourth quarter of 2010.  Full year 2011 funds from operations of $844.3 million ($2.95 per share) were up 27 per cent relative to 2010.  Both fourth quarter and full year funds from operations were higher due to increased production and strong crude oil prices.

•
Operating income was $74.7 million ($0.26 per share) in the fourth quarter of 2011, a 113 per cent increase from operating income of $35.1 million ($0.12 per share) in the fourth quarter of 2010.  Full year 2011 operating income was $293.5 million ($1.02 per share), up 26 per cent from 2010. The increase in fourth quarter and full year operating income was due to higher volumes and higher netbacks attributed to strong crude oil prices in 2011.

•
ARC's total realized price of $45.58 per boe in the fourth quarter of 2011 was up eight per cent from $42.18 per boe in the fourth quarter of 2010.  Crude oil prices averaged US$94.02 per barrel in the fourth quarter, an increase of ten per cent relative to 2010 prices.  Natural gas prices, depressed by high inventory levels and increased natural gas production in the United States, were down an average of three per cent relative to 2010 levels to Cdn$3.47 per mcf in the fourth quarter.  ARC's full year realized price of $47.15 per boe was up five per cent relative to 2010 due to a 20 per cent increase in average U.S. WTI crude oil prices, which was partially offset by an 11 per cent decrease in average Canadian natural gas prices.

•
ARC realized cash hedging losses of $16 million and cash gains of $75.8 million in the fourth quarter and full year 2011, respectively.  ARC realized a cash gain of $29 million on natural gas hedges in the fourth quarter as 45 per cent of natural gas production was hedged at an average floor price of Cdn$5.76 per mcf, well above the average fourth quarter market price of Cdn$3.47 per mcf.  Full year cash hedging gains were attributed to natural gas hedges.

•
ARC has protected the price on 18,000 barrels per day, approximately 50 per cent of expected 2012 oil and liquids production, at an average floor/ceiling price of US$90/US$91 per barrel.  Approximately 123 mmcf per day (36 per cent) of expected 2012 natural gas production is currently protected at average prices of $3.66 per mcf.   Additional oil volumes are hedged for 2013.

•
Capital expenditures for the fourth quarter totaled $195 million, resulting in full year capital expenditures of $726 million.  ARC drilled 46 gross operated oil wells and two gross operated natural gas wells with a 100 per cent success rate during the fourth quarter, bringing total wells drilled to 133 gross operated oil wells, 15 gross operated natural gas wells, and 16 gross operated liquids-rich gas wells with a 100 per cent success rate for 2011.  Capital activities ramped up during the second half of 2011 following delays due to flooding and forest fires in the second quarter of 2011.  Full year 2011 capital spending includes $75 million for purchases of predominately oil-prone lands in and around our core areas.  ARC will continue to focus on oil and liquids-rich opportunities at Ante Creek, Pembina, Goodlands and Parkland and staged development of the Montney natural gas opportunities in NE B.C. in 2012.

•
ARC exited 2011 with a strong balance sheet with total credit capacity of $1.6 billion, borrowings of $762 million and a working capital deficit of $148 million, leaving approximately $674 million of total available credit capacity.  Net debt to annual funds from operations ratio was 1.1 times and net debt was approximately 11 per cent of ARC's total capitalization at the end of 2011; both well within ARC's target levels.

•
ARC declared and paid a dividend of $0.30 per share to shareholders for the fourth quarter of 2011 and has confirmed a dividend of $0.10 per share to shareholders for January 2012 to be paid on February 15, 2012.  ARC has conditionally declared a dividend of $0.10 per share, payable monthly for February 2012, March 2012 and April 2012, subject to confirmation by monthly news release and subject to any further resolution of the Board of Directors.  Including payments through January 16, 2012, ARC has maintained the current monthly dividend level of $0.10 per share for a period of 32 months.

CORPORATE DEVELOPMENT

Over the past 12 months ARC has conducted a detailed analysis of the North American natural gas market and the potential of Liquefied Natural Gas ("LNG") exports from the west coast of Canada. ARC's recent resource assessment, the results which were released on January 26, 2012 along with its 2011 year-end reserves, confirmed the scope and scale of the capital opportunities within ARC's Montney portfolio. In reviewing the portfolio, ARC identified certain less strategic project areas, representing approximately 10 percent of the Company's NE B.C. Montney land base, that could represent an attractive opportunity to a third party. The Company considered the merit of a joint venture for the development of the subject project areas and ultimately determined that such a capitalization alternative was not what it wished to pursue at this time. Consequently, the selected project areas will be offered for potential sale. ARC has retained a qualified advisor to assist with the process.

ARC is committed to a paced, long-term development of its entire Montney portfolio including the lands selected for possible divestment. A sale will only occur if an offer is received which represents superior value relative to the Company's view of value attainable from its own development plan.

FINANCIAL REVIEW

The positive financial impact of record production volumes and higher oil prices was partially offset by continued low natural gas prices during the fourth quarter. ARC exited the quarter with a strong balance sheet due to strong year-to-date funds from operations and the receipt of $170 million of proceeds from the sale of properties in the first quarter of 2011.  ARC maintained a dividend of $0.30 per share in the fourth quarter of 2011.

Funds from Operations

ARC's fourth quarter funds from operations of $226.6 million ($0.79 per share) were up 26 per cent compared to the fourth quarter of 2010 funds from operations of $180.5 million ($0.64 per share).  Full year 2011 funds from operations of $844.3 million ($2.95 per share) were up 26 per cent compared to the funds from operations of $667.0 million ($2.53 per share) for 2010.  Higher production and higher crude oil and liquids prices and cash gains on ARC's commodity hedging program positively impacted funds from operations in the fourth quarter and full year 2011.

Following is a reconciliation of net income to funds from operations for the fourth quarter and full year 2011 relative to the same periods in 2010.

	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010
Net income (loss)	(49.0)	(86.8)	287.0	212.2
Adjusted for the following non-cash items:
Depletion, depreciation and amortization and impairment	178.1	137.9	509.2	408.7
Accretion of asset retirement obligation	3.3	3.4	13.4	12.6
Exploration and evaluation expenses	-	0.8	-	0.8
Deferred tax expense	(17.4)	12.9	97.0	33.2
Unrealized loss (gain) on risk management contracts	80.1	85.9	16.5	(28.2)
Foreign exchange loss (gain) on revaluation of debt	(9.4)	(14.9)	9.7	(26.8)
Loss (gain) on disposal of petroleum and natural gas properties	3.2	-	(89.5)	-
Other	(0.4)	41.3	1.0	54.5
Unrealized loss on risk management contracts relating to 2011 production(1)	38.1	-	-	-
Funds from operations	226.6	180.5	844.3	667.0

(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price.  Throughout 2011, ARC has applied the portion of losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, 2011, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to past production periods are reversed.

The following table details the items contributing to the change in funds from operations for the fourth quarter and full year 2011 relative to the same periods in 2010.

	Three months ended December 31		Twelve months ended December 31
	$ millions	$/Share	$ millions	$/Share
Funds from Operations - 2010(1)	180.5	0.64	667.0	2.52
Volume variance
Crude oil and liquids	0.2	-	1.8	0.01
Natural gas	15.5	0.06	86.8	0.33
Price variance
Crude oil and liquids	54.9	0.19	179.7	0.69
Natural gas	(13.1)	(0.05)	(43.8)	(0.17)
Realized gains on risk management contracts	(36.0)	(0.13)	10.4	0.04
Unrealized losses on risk management contracts related to 2011 production(2)	38.1	0.13	-	-
Royalties	(17.3)	(0.05)	(26.5)	(0.10)
Expenses:
Transportation	(1.3)	-	(6.4)	(0.02)
Operating	(9.4)	(0.03)	(33.4)	(0.13)
General and administrative	13.9	0.05	5.7	0.02
Interest	1.3	-	3.6	0.01
Cash taxes	0.1	-	0.2	-
Realized foreign exchange gains and losses	(0.8)	-	(0.8)	-
Diluted shares	-	(0.02)	-	(0.25)
Funds from Operations - 2011(1)	226.6	0.79	844.3	2.95

(1)
This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities.  Refer to "Non-GAAP Measures" contained within the MD&A for the three and twelve months ended December 31, 2011.

(2)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price.  Throughout 2011, ARC has applied the portion of losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, 2011, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to past production periods are reversed.

Operating Netbacks

ARC's operating netback, before hedging, increased five per cent to $27.55 per boe in the fourth quarter of 2011 compared to $26.14 per boe in the fourth quarter of 2010. The increase in pre-hedging netbacks is primarily due to the increase in crude oil prices.   After hedging, ARC's fourth quarter netback was $29.83 per boe, a four per cent increase relative to 2010. ARC's full year 2011 netback after hedging was $31.34 per boe, a seven per cent increase from 2010 due primarily to higher crude oil prices.

ARC's total corporate royalty rate increased to 16.6 per cent ($7.60 per boe) in the fourth quarter of 2011 from 14.3 per cent ($6.03 per boe) in the fourth quarter of 2010 due to higher oil prices and fewer wells qualifying for the Alberta royalty incentive programs applicable to wells drilled between January 1, 2009 and March 31, 2011. The full year 2011 total corporate royalty rate decreased to 15.2 per cent ($7.20 per boe) from 15.9 per cent ($7.14 per boe) for the full year 2010 due to the higher proportion of natural gas production and low natural gas prices in 2011 relative to 2010.

Fourth quarter operating costs increased four per cent to $9.40 per boe relative to $9.01 per boe in the fourth quarter of 2010.  Higher fourth quarter operating costs were primarily attributed to significantly higher power costs with Alberta Power Pool prices averaging $76/MWh during the fourth quarter of 2011 compared to $46/MWh in 2010.  Full year 2011 operating costs of $9.70 per boe were unchanged relative to 2010.  ARC hedges a portion of electricity costs using risk management contracts that are not recorded directly against the operating costs.  Including the impact of gains on ARC's electricity hedge contracts, operating costs would decrease by $0.20 per boe for both the fourth quarter and full year 2011.  The impact of these electricity hedge contracts was nil and a gain of $0.01 for the fourth quarter and full year 2010.

The following table details components of operating netbacks for the fourth quarter and full year 2011.

Netbacks	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	Q4 2011 Total ($/boe)	Q4 2010 Total ($/boe)
Average sales price	93.22	80.60	101.13	3.43	51.02	45.58	42.18
Other	-	-	-	-	-	0.11	0.08
Total sales	93.22	80.60	101.13	3.43	51.02	45.69	42.26
Royalties	(16.30)	(8.17)	(30.32)	(0.41)	(14.26)	(7.60)	(6.03)
Transportation	(0.61)	(1.74)	(0.32)	(0.24)	(0.70)	(1.14)	(1.08)
Operating costs (1)	(16.13)	(20.28)	(6.67)	(1.05)	(5.88)	(9.40)	(9.01)
Netback prior to hedging	60.18	50.41	63.82	1.73	30.18	27.55	26.14
Hedging gain (loss) (2)	(3.82)	-	-	0.89	-	2.28	2.50
Netback after hedging	56.36	50.41	63.82	2.62	30.18	29.83	28.64
% of Total	57%	2%	5%	34%	2%	100%	100%

Netbacks	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	2011 Total ($/boe)	2010 Total ($/boe)
Average sales price	90.05	73.29	96.07	3.83	47.53	47.15	44.88
Other	-	-	-	-	-	0.09	0.08
Total sales	90.05	73.29	96.07	3.83	47.53	47.24	44.96
Royalties	(15.67)	(8.37)	(26.72)	(0.31)	(12.67)	(7.20)	(7.14)
Transportation	(0.57)	(1.78)	(0.29)	(0.26)	(0.45)	(1.18)	(1.10)
Operating costs (1)	(15.98)	(16.80)	(7.36)	(1.07)	(10.52)	(9.70)	(9.70)
Netback prior to hedging	57.83	46.34	61.70	2.19	23.89	29.16	27.02
Hedging gain (loss) (2)	(3.87)	-	-	0.92	-	2.18	2.20
Netback after hedging	53.96	46.34	61.70	3.11	23.89	31.34	29.22
% of Total	54%	2%	5%	37%	2%	100%	100%

(1)
Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.

(2)
Hedging gain includes realized cash gains on risk management contracts plus a reversal for unrealized losses on risk management contracts that relate to 2011 production that have been recognized in netback calculations in prior quarters. Foreign exchange, power and interest risk management contracts are excluded from the netback calculation.

Net Income

ARC recorded a fourth quarter net loss of $49 million ($0.17 per share) compared to a loss of $86.8 million ($0.31 per share) in the fourth quarter of 2010.  While the increase in fourth quarter production and crude oil prices had a positive impact on netbacks and funds from operations, various non-cash charges reduced ARC's earnings during the quarter.  Fourth quarter net income included an $80.1 million unrealized MTM loss on risk management contracts, primarily attributed to an increase in crude oil futures price at the end of 2011 relative to the third quarter ($85.9 million unrealized MTM loss in 2010). Fourth quarter net income also included a $9.4 million unrealized foreign exchange gain attributed to the revaluation of U.S. denominated debt balances caused by the appreciation of the Canadian dollar during the quarter ($14.9 million unrealized foreign exchange gain in 2010).

Full year 2011 net income of $287 million ($1.00 per share) was up 35 per cent from net income of $212.2 million ($0.80 per share) in 2010.  Higher production, crude oil prices and netbacks had a positive impact on net income in 2011.  Net income included a $16.5 million unrealized MTM loss on risk management contracts ($28.2 million unrealized MTM gain in 2010) and an $89.5 million gain on disposal of producing properties (nil 2010).  Full year 2011 net income was reduced by $9.7 million for an unrealized foreign exchange loss attributed to the revaluation of U.S. denominated debt balances caused by the devaluation of the Canadian dollar during 2011 ($26.8 million unrealized foreign exchange gain in 2010).

During the fourth quarter and full year 2011, ARC recorded property impairments of $55.3 and $71.9 million, respectively, due to the decline in future natural gas prices during the period ($30.7 million impairment in fourth quarter and full year in 2010).

As a result of converting from a trust structure to a corporation in January 2011, ARC recorded higher deferred tax expense in the fourth quarter and full year 2011.

Operating Income

Fourth quarter operating income was $74.7 million ($0.26 per share), up 113 per cent from $35.1 million ($0.12 per share) in the fourth quarter of 2010.  Full year 2011 operating income of $293.5 million ($1.02 per share) increased 26 per cent relative to 2010.  The increase in fourth quarter and full year operating income was primarily due to higher production in 2011 and higher netbacks attributed to increased crude oil prices and higher cash hedging gains in 2011.

Following is a summary of operating income for the fourth quarter and full year 2011 and 2010.

	Three Months Ended December 31		Year Ended December 31
	2011	2010	2011	2010
Net income	(49.0)	(86.8)	287.0	212.2
Add (deduct) non-operating items, net of tax:
Unrealized (gain) loss on risk management contracts	59.3	74.2	12.2	(24.4)
Unrealized loss on risk management contracts relating to 2011 production (1)	28.2	-	-	-
Unrealized (gain) loss on foreign exchange	(7.0)	(12.9)	7.2	(23.2)
Loss (gain) on disposal of petroleum and natural gas properties	2.4	-	(66.2)	-
Impairment of property, plant and equipment	40.9	26.5	53.2	26.5
Unrealized (gain) loss on short-term investment	(0.1)	-	0.2	(0.9)
Loss on revaluation of exchangeable shares	-	34.0	-	42.2
Operating Income - $ millions (2)	74.7	35.1	293.5	232.6
Operating Income - $ per share (2)	0.26	0.12	1.02	0.88

(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price.  Throughout 2011, ARC has applied the portion of losses associated with these contracts to the operating income calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, 2011, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to past production periods are reversed.

(2)
Operating income is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP.  The term "operating income" is defined as net income excluding the impact of after-tax loss on unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange, after-tax gains and losses on short-term investments, after-tax gains and losses on revaluation of exchangeable shares, after-tax impairment (recovery) on property, plant and equipment, after-tax gains on disposal of petroleum and natural gas properties and the effect of changes in statutory income tax rates.  ARC believes that adjusting net income for these non-operating items presents a better measure of financial performance that is more comparable between periods.  The most directly comparable measure of operating income calculated in accordance with GAAP is net income.

Debt Management

ARC closed the year with a strong balance sheet with net debt to total capitalization of 11 per cent. Net debt to annual funds from operations was 1.1 times, within the range of ARC's target of 1.0 to 1.5 times.  Debt levels increased slightly relative to year-end 2010 levels as a result of strong funds from operations and proceeds of $170 million from property sales early in 2011.

ARC's has total credit capacity of $1.6 billion, comprised of a $1 billion revolving credit facility and $559 million of private notes. At December 31, ARC had borrowings of $323.8 million under the credit facility, $437.9 million of private notes and a working capital deficit of $148 million, leaving approximately $674 million of total available credit capacity.  Approximately 57 per cent of outstanding debt is fixed-rate with a weighted average remaining term of 5.3 years.

Risk Management

ARC maintains a risk management program to reduce the volatility of sales, increase the certainty of cash flows and to protect acquisition and development economics.  ARC currently limits the amount of total forecast production that can be hedged to a maximum 55 per cent over the next two years with the remaining 45 per cent of production being sold at market prices.  ARC's hedging policy allows for further hedging on volumes associated with new production arising from specific capital projects and acquisitions with approval of the Board.

ARC realized cash gains on natural gas hedging contracts in the fourth quarter and full year 2011 of $29.0 million and $103.9 million, respectively.  ARC hedged approximately 45 per cent and 41 per cent of fourth quarter and full year 2011 natural gas production at average floor prices of Cdn$5.76 per mcf and Cdn$5.45 per mcf, respectively, well above the fourth quarter and full year 2011 average market prices of Cdn$3.47 per mcf Cdn$3.67 per mcf, respectively.

ARC realized cash losses on crude oil hedging contracts in the fourth quarter and full year 2011 of $47.9 million and $37.2 million, respectively. Fourth quarter crude oil cash hedging losses of $47.9 million included a cash loss of $50.3 million on crude oil annual-settled call contracts relating to volumes hedged for the full year 2011. Unlike the majority of ARC's risk management contracts which settle monthly, these annual-settled call contracts are cash settled in their entirety on an annual basis and therefore were reflected as a cash loss in the fourth quarter based on the full year settlement loss of $50.3 million. ARC hedged approximately 62 per cent and 59 per cent of fourth quarter and full year 2011 crude oil production at average floor/ceiling prices of US$84/US$89 per barrel, relative to fourth quarter and full year 2011 average market prices of US$94.11 per barrel and US$95.11 per barrel, respectively.

Floor prices on crude oil and natural gas hedged volumes for 2012 provide a level of certainty for ARC to execute its business plan over the next year.  Given the significant contribution of ARC's crude oil and natural gas liquids production to total sales and funds from operations, ARC management recognizes the risk associated with an unanticipated reduction in crude oil pricing.  Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices through 2013.  ARC expects to continue to execute its Risk Management program on volumes going forward, increasing hedged volumes in 2013.  In total, ARC currently has hedged approximately 42 per cent and 8 per cent per cent of total production for 2012 and 2013, respectively, as summarized in the table below. For a complete listing and terms of ARC's hedging contracts, see Note 16 "Financial Instruments and Market Risk Management" in the audited Consolidated Financial Statements for the year ended December 31, 2011.

Hedge Positions Summary (1) As at February 7, 2012	2012		2013
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day
Bought Call	116.25	4,000	-	-
Sold Call	91.11	18,000	102.51	7,984
Bought Put	90.00	18,000	92.51	7,984
Sold Put	63.44	16,000	63.33	6,000
Natural Gas (3)	Cdn$/mcf	mcf/day	Cdn$/mcf	mcf/day
Swap	3.66	123,456	-	-

(1)
The prices and volumes noted above represent averages for several contracts representing different periods and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts.   Viewing the average price of a group of options is purely for indicative purposes.

(2)
For 2012 and 2013, all put positions settle against the monthly average WTI price, providing protection against monthly volatility.  Calls have been sold against either the monthly average or the annual average WTI price.  In the case of settlements on annual positions, ARC will only have a negative settlement if prices average above the strike price for an entire year, providing ARC with greater potential upside price participation for individual months.

(3)
The natural gas price shown translates all NYMEX positions to an AECO equivalent price respecting offsetting basis positions and the period end foreign exchange rate.  The equivalent NYMEX price hedged would approximate a fixed sales price of $4.20 per mmbtu for 2012.

ARC's fourth quarter unrealized MTM loss of $80.1 million on commodity hedging contracts was due primarily to an increase in crude oil forward prices as at December 31, 2011 relative to the third quarter.  The actual future cash settlements under the commodity hedge contracts will differ from the current unrealized MTM value with changes in commodity prices in future periods.

OPERATIONAL REVIEW

ARC spent $195 million during the fourth quarter and $726 million in full year 2011 on drilling, facilities, optimization and exploration activities and the purchase of crown lands.  ARC drilled 48 gross (46 net) operated wells comprising 46 gross (44 net) oil wells and 2 gross (2 net) natural gas wells with a 100 per cent success rate in the fourth quarter.   This brings the total wells drilled in 2011 to 133 gross (124 net) oil wells and 31 gross (30 net) natural gas wells with a 100 per cent success rate.  Oil and liquids-rich natural gas wells represented 91 per cent of total wells drilled in 2011, reflecting ARC's strategy to capitalize on the strength of oil prices through acceleration of oil and liquids projects in 2011 and 2012.

Fourth quarter production of 92,021 boe per day was up nine per cent relative to the fourth quarter of 2010.  Fourth quarter production comprised 64 per cent natural gas and 36 per cent crude oil and liquids. Higher natural gas production was primarily attributed to the start-up of the 60 mmcf per day Dawson Phase 2 gas plant in the second quarter of 2011. The increase in fourth quarter crude oil and liquids production was attributed to new wells drilled, predominantly at Ante Creek, Pembina, and Goodlands.

For additional information regarding ARC's fourth quarter and full year 2011 operations, see January 26, 2012 news release "ARC Resources Ltd. announces 18 per cent increase in 2011 year-end reserves and results of updated independent resources evaluation for northeast British Columbia Montney Assets".

For additional information regarding ARC's 2012 capital program, see November 2, 2011 news release "ARC Resources Ltd. announces a $760 million capital budget for 2012, which includes a 12 per cent production growth target".

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the fourth quarter of 2011 and $1.20 per share for the full year 2011.  The Board of Directors has confirmed a dividend of $0.10 per share for January 2012, payable on February 15, 2012, and has conditionally declared a monthly dividend of $0.10 per share, payable monthly for February 2012, March 2012 and April 2012, targeting a total dividend of $0.30 per share for the first quarter of 2012.  The dividends have been designated as eligible dividends under the Income Tax Act (Canada) and are payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
January 27, 2012	January 31, 2012	February 15, 2012	$0.10 (1)
February 24, 2012	February 28, 2012	March 15, 2012	$0.10 (2)
March 29, 2012	March 31, 2012	April 16, 2012	$0.10 (2)
April 27, 2012	April 29, 2012	May 16, 2012	$0.10 (2)

(1)	Confirmed on January 16, 2012.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

See "Outlook" for additional discussion regarding Dividends.

CORPORATE INCOME TAX

On December 15, 2011 Federal Bill C-13 received royal assent and implemented the measure introduced in the June 2011 budget to limit the ability of a corporation to defer the taxation of income earned through a partnership.  ARC's oil and natural gas properties are directly owned and operated by ARC Resources General Partnership, which has a January 31 year-end.   ARC expects that it will be taxable in 2012 as a result of the loss of the deferral on partnership income.

Cash taxes payable in 2012 will largely be based on 2011 taxable income as the partnership has a January 31 year-end.  ARC currently expects to pay cash income taxes of approximately $40 million in 2012.

OUTLOOK

The pillar of ARC's business strategy is "risk-managed value creation".  ARC's goal is to transform this value into shareholder returns through regular dividends and anticipated capital appreciation relating to future growth.  During 2011, ARC achieved record production levels and executed the largest capital budget in its history including the drilling of 164 gross operated wells.  Despite the low natural gas price environment during 2011, ARC reported strong funds from operations and low debt levels due to ARC's disciplined approach to capital planning and execution which focuses on the highest rate of return projects across our asset portfolio.

ARC's business strategy will remain unchanged in 2012. With a Board approved $760 million capital program in 2012, our primary focus is to maximize value by directing capital to oil and liquids-rich natural gas projects to capitalize on the strength of crude oil prices.  ARC plans to drill approximately 195 gross wells (182 net) on its operated properties, with 179 wells targeting oil, 13 wells targeting liquids-rich natural gas and three wells targeting dry natural gas. On ARC's non-operated properties we anticipate our partners will drill 44 gross wells (6 net). ARC will continually review drilling and infrastructure programs to ensure that projects meet targeted rates of return in accordance with our normal course risk-managed value creation operating criteria.

ARC has a balanced portfolio of high-quality assets with 70 per cent of current sales from oil, condensate and natural gas liquids and 30 per cent from the sale of natural gas. The mix of liquids and natural gas in our portfolio has enabled us to respond to the prolonged, low natural gas price environment effectively by redirecting a portion of capital to oil and liquids projects that generate significant returns and cash flow relative to near-term dry gas projects. The United States continued to establish new natural gas production records during 2011.  Consequently, North American natural gas inventories are at record highs and natural gas prices declined considerably in 2011 relative to 2010 and have  decreased further in 2012.

In the prevailing environment of low natural gas prices, development of dry gas projects is a less strategic priority in our near-term strategy.  A further decrease in natural gas prices will impact ARC's funds from operations, level of capital expenditures, and may result in certain natural gas properties being shut-in.   ARC is fortunate to be in properties such as Dawson where we are centered on the "sweet spot" of a dry gas resource and returns remain competitive, even at a Cdn$3 field gas price.  Our asset portfolio provides for optionality and we may choose to favour investments in liquids-rich opportunities that offer higher rates of return.  ARC is currently reviewing the implications of the current natural gas pricing on the timing of the on-stream date for the proposed Sunrise 60 mmcf per day gas plant.  ARC has approval from the B.C. Oil and Gas Commission to construct two 60 mmcf per day gas plants at Sunrise; early well performance from the wells that are producing and on test is promising.  As minimal cost is required at this point to continue towards the original timeline, ARC will evaluate this project and provide further guidance in our first quarter 2012 financial and operational review.

ARC expects to finance its 2012 capital program with funds from operations, proceeds from the Dividend Re-investment Plan ("DRIP"), existing credit lines and proceeds from the disposition of minor and non-strategic assets. During 2011, ARC funded 98 per cent of its net capital expenditures of $614.7 million with funds from operations and the DRIP.  Proceeds from net dispositions of $111 million were used to fund a portion of ARC's internal development program and enabled ARC to execute its $726 million internal development program while holding year-over-year debt balances essentially flat.  ARC will continue its asset redeployment strategy in 2012 and beyond to high grade the asset base with the objective of enhancing shareholder value.

ARC is committed to the income component of our business model which is the regular monthly dividend payment to our shareholders.  Our business model is dynamic and we continually assess dividend levels and capital spending in light of current and forecast market conditions. We believe that we are well positioned to sustain current dividend levels despite the current low natural gas price environment.  However, if we experience a prolonged period of low commodity prices, our first priority will be to defer certain growth capital in order to preserve our strong financial position in the long-term.

ARC believes that full year 2012 production volumes will average 90,000 - 95,000 boe per day.  All 2012 guidance estimates are summarized in the following table.

	2012 Guidance	2011 Guidance	2011 Actual	% Variance
Production (boe/d)	90,000 - 95,000	82,000 - 83,000	83,416	1
Expenses ($/boe):
Operating	9.55 - 9.95	9.40 - 9.70	9.70	-
Transportation	1.00 - 1.10	1.10 - 1.20	1.18	-
General and administrative (1)	2.30 - 2.50	2.50 - 2.70	2.63	-
Interest	1.10 - 1.20	1.25 - 1.40	1.28	-
Corporate taxes (2)	1.10 - 1.25	-	-	-
Capital expenditures ($ millions)	760	730	726	-
Diluted shares (millions)	293	286	287	-

(1)
The 2012 Guidance for general and administrative cost per boe is based on a range of $1.75 - $1.90 per boe prior to the recognition of any expense associated with ARC's long-term incentive plan, $0.75-$0.80 per boe associated with cash payments under ARC's long-term incentive plan, and the remainder represents the non-cash "accrued" compensation under ARC's long-term incentive plan.  Actual per boe costs for each of these components for the year ended December 31, 2011 were $1.83 per boe, $0.67 per boe offset by a recovery of $0.13 per boe, respectively.

(2)	The 2012 corporate tax estimate will vary depending on the level of commodity prices.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011 all Canadian publicly accountable enterprises are required to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS"). ARC has prepared its audited Consolidated Financial Statements for the year ended December 31, 2011 under IFRS and has restated its audited Consolidated Financial Statements for the year ended December 31, 2010 to comply with IFRS.  For further information on ARC's transition to IFRS and a reconciliation of its affected financial information for the year ended December 31, 2010, please refer to Note 23, "Explanation of Transition to International Financial Reporting Standards" in the audited Consolidated Financial Statements for the year ended December 31, 2011 and 2010 filed on SEDAR at www.sedar.com.
SUPPLEMENTAL FINANCIAL INFORMATION CONSOLIDATED BALANCE SHEETS (unaudited)
As at December 31 and January 1
(Cdn$ millions)	December 31, 2011	December 31, 2010	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents	$0.5	$2.0	$-
Short-term investment	3.3	3.5	-
Accounts receivable	168.1	160.5	115.9
Prepaid expenses	14.3	12.0	18.2
Risk management contracts	21.0	66.8	5.9
Assets held for sale	4.6	123.9	-
	211.8	368.7	140.0
Reclamation funds	26.9	25.0	33.2
Risk management contracts	3.7	0.6	3.2
Property, plant and equipment	4,645.6	4,343.2	3,550.4
Intangible exploration and evaluation assets	187.7	74.4	23.0
Goodwill	248.2	248.2	157.6
Total assets	$5,323.9	$5,060.1	$3,907.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$305.0	$211.7	$166.7
Current portion of long-term debt	40.5	15.7	27.0
Dividends payable	28.9	27.7	23.7
Risk management contracts	18.9	22.0	12.9
Exchangeable shares	-	-	47.2
Liabilities associated with assets held for sale	1.9	18.0	-
	395.2	295.1	277.5
Risk management contracts	3.0	20.9	1.0
Long-term debt	721.2	787.8	819.1
Long-term incentive compensation liability	18.5	26.6	10.9
Other deferred liabilities	21.4	25.0	-
Asset retirement obligations	496.4	381.7	298.1
Deferred taxes	506.4	410.6	255.1
Total liabilities	2,162.1	1,947.7	1,661.7

SHAREHOLDERS' EQUITY
Shareholders' capital	3,218.3	3,112.5	2,898.3
Contributed surplus	0.5	-	-
Deficit	(57.0)	-	(652.0)
Accumulated other comprehensive loss	-	(0.1)	(0.6)
Total shareholders' equity	3,161.8	3,112.4	2,245.7
Total liabilities and shareholders' equity	$5,323.9	$5,060.1	$3,907.4

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and twelve months ended December 31

	Three Months Ended December 31		Twelve Months Ended December 31
(Cdn$ millions, except per share amounts)	2011	2010	2011	2010

Sales of crude oil, natural gas and natural gas liquids	$386.8	$329.3	$1,438.2	$1,213.7
Royalties	(64.3)	(47.0)	(219.3)	(192.8)
REVENUE	322.5	282.3	1,218.9	1,020.9

(Loss) gain on risk management contracts	(96.1)	(65.9)	59.3	93.6
	226.4	216.4	1,278.2	1,114.5

EXPENSES
Transportation	9.7	8.4	36.1	29.7
Operating	79.6	70.2	295.3	261.9
Exploration and evaluation expenses	-	0.8	-	0.8
General and administrative	18.6	34.7	80.1	91.6
Interest and financing charges	9.2	10.5	38.9	42.5
Accretion of asset retirement obligation	3.3	3.4	13.4	12.6
Depletion, depreciation and amortization and impairment	178.1	137.9	509.2	408.7
(Gain) loss on foreign exchange	(8.8)	(15.1)	10.5	(26.8)
Loss on revaluation of exchangeable shares	-	39.4	-	48.8
(Gain) loss on short-term investments	(0.1)	-	0.2	(0.9)
Gain on disposal of petroleum and natural gas properties	3.2	-	(89.5)	-
	292.8	290.2	894.2	868.9
Capital and other taxes	-	0.1	-	0.2
Deferred tax (recovery) expense	(17.4)	12.9	97.0	33.2
Net (loss) income	$(49.0)	$(86.8)	$287.0	$212.2

Net income per share
Basic	$(0.17)	$(0.31)	$1.00	$0.82
Diluted	$(0.17)	$(0.31)	$1.00	$0.80

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the three and twelve months ended December 31
	Three Months Ended December 31		Twelve Months Ended December 31
(Cdn$ millions)	2011	2010	2011	2010

Net income (loss)	$(49.0)	$(86.8)	$287.0	$212.2

Other comprehensive income, net of tax
Gains on financial instruments designated as cash flow hedges	-	0.5	-	0.5
Gains (losses) on financial instruments designated as cash flow hedges in prior periods realized in net income in the current year	-	(0.2)	-	0.1
Net unrealized gains (losses) on available-for-sale reclamation funds' investments	0.1	(0.1)	0.1	0.1
Gains and losses on financial instruments designated as available-for-sale reclamation fund investments in prior periods realized in net income in the current year	-	(0.2)	-	(0.2)
Other comprehensive income	0.1	-	0.1	0.5
Comprehensive income	$(48.9)	$(86.8)	$287.1	$212.7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)

For the years ended December 31
(Cdn$ millions)
	Shareholders' Capital	Contributed Surplus	Deficit	Accumulated other comprehensive loss	Total Shareholders' Equity
January 1, 2010	$2,898.3	$-	$(652.0)	$(0.6)	$2,245.7
Equity offering	252.3	-	-	-	252.3
Issued on acquisition	449.2	-	-	-	449.2
Issued on conversion of exchangeable shares	7.9	-	-	-	7.9
Trust units issued pursuant to the distribution reinvestment program	74.4	-	-	-	74.4
Trust unit issue costs(1)	(10.7)	-	-	-	(10.7)
Comprehensive income	-	-	212.2	0.5	212.7
Distributions declared	-	-	(313.5)	-	(313.5)
Issued for exchangeable shares pursuant to the Arrangement (Note 1)	194.4	-	-	-	194.4
Elimination of deficit pursuant to the Arrangement	(753.3)	-	753.3	-	-
December 31, 2010	$3,112.5	$-	$-	$(0.1)	$3,112.4
Shares issued pursuant to the dividend reinvestment program	105.8	-	-	-	105.8
Share options granted	-	0.5	-	-	0.5
Comprehensive income	-	-	287.0	0.1	287.1
Dividends declared	-	-	(344.0)	-	(344.0)
December 31, 2011	$3,218.3	$0.5	$(57.0)	$-	$3,161.8

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and twelve months ended December 31
	Three Months Ended		Twelve Months Ended
	December 31		December 31
(Cdn$ millions)	2011	2010	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(49.0)	$(86.8)	$287.0	$212.2
Add items not involving cash:
Unrealized (gain) loss on risk management contracts	80.1	85.9	16.5	(28.2)
Accretion of asset retirement obligation	3.3	3.4	13.4	12.6
Depletion, depreciation and amortization and impairment	178.1	137.9	509.2	408.7
Exploration and evaluation expenses	-	0.8	-	0.8
(Gain) loss on foreign exchange	(9.4)	(14.9)	9.7	(26.8)
(Gain) loss on disposal of petroleum and natural gas properties	3.2	-	(89.5)	-
Deferred tax (recovery) expense	(17.4)	12.9	97.0	33.2
Other	(0.4)	41.3	1.0	54.5
Net change in other liabilities	4.1	12.4	(9.6)	7.9
Change in non-cash working capital	36.9	(9.2)	68.0	2.1
	229.5	183.7	902.7	677.0

CASH FLOW FROM FINANCING ACTIVITIES
Issue (repayment) of long-term debt under revolving
credit facilities, net	98.6	45.2	(35.2)	(241.3)
Issue of Senior Notes	-	-	-	210.4
Repayment of Senior Notes	(9.7)	(15.6)	(16.3)	(81.4)
Issue of shares	0.3	0.6	1.6	241.8
Cash dividends paid	(59.6)	(59.5)	(238.7)	(237.1)
	29.6	(29.3)	(288.6)	(107.6)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(23.0)	(1.2)	(57.8)	(9.0)
Disposals of petroleum and natural gas properties	(1.2)	0.4	167.6	3.9
Property, plant and equipment development expenditures	(175.7)	(155.8)	(614.8)	(537.9)
Exploration and evaluation expenditures	(18.3)	(0.2)	(113.3)	(51.4)
Net reclamation fund (contributions) withdrawals	(1.2)	8.1	(1.8)	8.3
Change in non-cash working capital	(39.7)	(4.0)	4.5	18.7
	(259.1)	(152.7)	(615.6)	(567.4)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	1.7	(1.5)	2.0
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	0.5	0.3	2.0	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$0.5	$2.0	$0.5	$2.0

The following amounts are included in Cash Flows From Operating Activities:
Income taxes paid in cash	$-	$-	$1.7	$-
Interest paid in cash	$11.0	$9.6	$25.8	$20.6

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC under the heading "Financial and Operational Highlights", as to its risk management plans for 2013 under the heading "Risk Management", as to its taxability for 2012 under the heading "Corporate Income Tax", and all matters including 2012 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and Funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC expects 2012 oil and gas production to average 90,000 to 95,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart,
Chief Executive Officer

 Video with caption: "ARC Resources Ltd. Reports Fourth Quarter 2011 Results". Video available at: http://stream1.newswire.ca/cgi-bin/playback.cgi?file=20120208_C2305_VIDEO_EN_9886.mp4&posterurl=http://photos.newswire.ca/images/20120208_C2305_PHOTO_EN_9886.jpg&clientName=ARC%20Resources%20Ltd%2E&caption=ARC%20Resources%20Ltd%2E%20Reports%20Fourth%20Quarter%202011%20Results&title=ARC%20RESOURCES%20LTD%2E%20%2D%20ARC%20Resources%20Ltd%2E%20Reports%20Fourth%20Quarter%202011%20Results&headline=ARC%20Resources%20Ltd%2E%20Reports%20Fourth%20Quarter%202011%20Results

%CIK: 0001029509

For further information:

about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:37e 08-FEB-12